December 8, 2017

Via Edgar

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549

U.S.A.

Re:	Kyocera Corporation

Form 20-F for the Fiscal Year Ended March 31, 2017

Filed June 28, 2017

File No. 1-07952

Dear Ms. Blye:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 14, 2017, with respect to Form 20-F of Kyocera Corporation (“we”, “our”, “us” and “Kyocera”) for the year ended March 31, 2017, we provide the following responses. For your convenience, we have included below the text of each of the Staff’s comments and have set forth our response below such text.

General

1.	You told us in your letter dated September 19, 2014 that you engaged in transactions with, and expected to continue selling your products into, Syria. We also note that on your global website you continue to list both Alread for Office Equipment and Khawam Bros. as your distributors in that country. Syria is designated as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with Syria. Please provide us with information regarding any contacts with Syria since the referenced letter, whether through subsidiaries, distributors or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

Response:

We have been engaged in exporting certain products for office use to Khawam Bros., who are independent local distributors in Syria. We have not had transactions with Alraed for Office Equipment (“Alraed”) since the termination of our shipments to Alraed in May 2011.

With respect to the transactions with Khawam Bros., we have sold to Khawam Bros. copy machines (of a model type categorized among the products listed as “multifunctionals” on the website of Kyocera Document Solutions Europe) and their related consumable supplies, which are for use as office equipment. The manufacture of these products takes place outside of the U.S. and the sales to Khawam Bros. do not involve our U.S. subsidiaries. Our copy machines, along with their related consumable supplies, are manufactured in Japan, China and Southeast Asia, and they were sold to Khawam Bros. through KYOCERA Document Solutions Europe B.V., a sales subsidiary in the Netherlands of KYOCERA Document Solutions Inc., our wholly-owned subsidiary. These transactions were all reported as part of the results in our former Information Equipment Group reporting segment through the fiscal year ended March 31, 2017 and our Document Solutions Group reporting segment since April 1, 2017. (Starting from the fiscal year ending March 31, 2018, Kyocera has changed the classification of its reporting segments.)

We have been engaged in and are engaged in transactions with Khawam Bros., and we expect to continue selling our products to Khawam Bros. in the future. We expect that our sales to Khawam Bros. will remain at the same level in the future. To the best of our knowledge, understanding and belief, Khawam Bros. is not a distributor for the government of Syria, nor an entity controlled by the government of Syria.

We have not had transactions with Alraed since the termination of our shipments to Alraed in May 2011. Before May 2011, we had sold to Alraed printers and their related consumable supplies, in an arrangement similar to that we have currently with Khawam Bros. There is a possibility that we may sell Alraed printers and their related consumable supplies, in an arrangement similar to that we have currently with Khawam Bros., in the future. To the best of our knowledge, understanding and belief, Alraed is not a distributor for the government of Syria, nor an entity controlled by the government of Syria.

We believe these transactions were and are conducted in compliance with applicable laws. To the best of our knowledge, understanding and belief, we have no agreements, arrangements or other contacts with the government of Syria or entities it controls. Other than as set forth above, we have not exported our products to Syria nor had operations within Syria, and neither do we expect to have new operations related to Syria in the future.

2.	Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response:

We do not believe that our contacts with Syria constitute a material risk for our security holders in either quantitative or qualitative terms.

In quantitative terms, the amounts of our sales to Khawam Bros. for the last three fiscal years and the subsequent interim period are as follows:

Fiscal year ended March 31, 2015: US$252,265

Fiscal year ended March 31, 2016: US$ 98,595

Fiscal year ended March 31, 2017: US$269,180

Subsequent interim period (from April 1, 2017 to September 30, 2017): US$213,033

We had no transactions with Alraed during the last three fiscal years and the subsequent interim period (from April 1, 2017 to September 30, 2017). Although there is a possibility that we may begin to sell Alraed printers and their related consumable supplies, in an arrangement similar to that we have currently with Khawam Bros., in the future, the amounts of any such potential future sales to Alraed would be driven by market demand and we currently expect that the amounts of any such potential future sales to Alraed would be negligible and immaterial compared to our total consolidated sales or the sales amounts for our Document Solutions Group.

We did not have any financial or operational assets and liabilities in Syria as of September 30, 2017.

We believe the transaction amounts mentioned above are negligible and immaterial compared to our total consolidated sales (which were JPY1,526,536 million, or approximately US$13,878 million, in the fiscal year ended March 31, 2015; JPY1,479,627 million, or approximately US$12,330 million, in the fiscal year ended March 31, 2016; JPY1,422,754 million, or approximately US$13,174 million, in the fiscal year ended March 31, 2017; and JPY738,345 million, or approximately US$6,652 million, in the subsequent interim period from April 1, 2017 to September 30, 2017) or the sales amounts for our former Information Equipment Group (which were JPY332,596 million, or approximately US$3,024 million, in the fiscal year ended March 31, 2015; JPY336,308 million, or approximately US$2,803 million, in the fiscal year ended March 31, 2016; JPY324,012 million, or approximately US$3,000 million, in the fiscal year ended March 31, 2017) and our Document Solutions Group (JPY172,020 million, or approximately US$1,550 million, in the subsequent interim period from April 1, 2017 to September 30, 2017).

In qualitative terms, taking into account the above-mentioned nature of the transactions and the amounts of the shipments to Khawam Bros., we do not believe our operations related to Syria are of a nature that would materially and adversely impact our reputation, share value or investor sentiment.

Please contact the undersigned, Shoichi Aoki, if you have any questions.

Sincerely,

/s/ Shoichi Aoki

Shoichi Aoki

Director, Managing Executive Officer

and General Manager of Corporate Financial and Accounting Group

(Principal Financial Officer)

Kyocera Corporation

Tel: +81-75-604-3500

Fax: +81-75-604-3557

CC:

cc:	Mr. Pradip Bhaumik

Special Counsel

Office of Global Security Risk

Division of Corporation Finance

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

Mr. Hideo Tanimoto

Representative Director and President

Kyocera Corporation

Izumi Akai, Esq.

Keiji Hatano, Esq.

Bryce W. Gray, Esq.

Sullivan & Cromwell LLP

Tel: +81-3-3213-6145

Fax: +81-3-3213-6470

4